Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603




                                August 31, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



         Re:                         FT 8904
                        ETF Growth and Income Sept. '20
                                 (the "Trust")
                      CIK No. 1816883 File No. 333-240914
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. THE FIRST PARAGRAPH UNDER THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS" PROVIDES THAT THE TRUST MAY INVEST IN ETFS THAT USE GROWTH OR VALUE METRICS IN CREATING THEIR PORTFOLIOS. PLEASE DESCRIBE WHAT IS MEANT BY "GROWTH OR VALUE METRICS" IN MORE DETAIL.

      Response: In accordance with the Staff's comment, the first paragraph of the referenced disclosure will be replaced in its entirety with the following:

         "The Trust invests in ETFs that are diversified among several different equity and income asset classes. The Trust may also invest in ETFs that use growth or value styles in creating their portfolios. Growth stocks are considered stocks that have the potential to outperform the overall market over time because of their future potential, while value stocks are classified as stocks that are currently trading below their value and are therefore likely to provide a superior return."

      2. THE DISCLOSURE UNDER THE SECTION ENTITLED "ADDITIONAL PORTFOLIO CONTENTS" PROVIDES THAT THE TRUST ALSO HAS EXPOSURE TO FIXED-INCOME SECURITIES. PLEASE DEFINE WHAT TYPES OF FIXED-INCOME SECURITIES THE TRUST HAS EXPOSURE TO AND ADD RELEVANT RISK DISCLOSURE.

      Response: In accordance with the Staff's comment, the disclosure under the section entitled "Additional Portfolio Contents" will be replaced in its entirety with the following and relevant risk disclosure will be added to the prospectus:

         "In addition to the investments described above, the Trust has exposure to the following investments: fixed-income securities (including investment grade securities and U.S. Treasury obligations), foreign securities (including American Depositary Receipts) and companies with various market capitalizations."

      3. IF ANY OF THE ETFS IN THE TRUST'S PORTFOLIO ARE ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR, PLEASE ADD DISCLOSURE ADDRESSING THE POTENTIAL CONFLICTS ARISING FROM AND BENEFITS TO FIRST TRUST ADVISORS L.P. FROM THE TRUST'S INVESTMENT IN SUCH ETFS.

      Response: The Trust does not anticipate holding ETFs in its portfolio that are advised by the Sponsor's affiliate, First Trust Advisors L.P. However, if the Trust's final portfolio contains any ETFs advised by the Sponsor's affiliate, appropriate disclosure will be added to the prospectus. Please note that going forward, we will indicate when there are ETFs advised by First Trust Advisors L.P. in the initial filing of a trust's registration statement, otherwise, the Staff can assume that a trust will not contain any ETFs advised by the Sponsor's affiliate, First Trust Advisors L.P.

Exhibit Index
_____________

      4. THE STAFF NOTES THAT THE EXHIBIT INDEX INCLUDES A "FORM OF TRUST AGREEMENT" FOR THE TRUST. PLEASE FILE THE ACTUAL TRUST AGREEMENT FOR THE TRUST.

      Response: The reference to "Form of" will be removed from item 1.1.1 of the Exhibit Index and the actual Trust Agreement for the Trust will be included in a definitive filing of the Trust's Registration Statement.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                         Very truly yours,

                                         CHAPMAN AND CUTLER LLP


                                         By  /s/ Daniel J. Fallon
                                             ____________________
                                                 Daniel J. Fallon